Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Bellatrix Exploration Ltd.

We consent to the use of our audit report dated March 13, 2018, on the financial statements of Bellatrix Exploration Ltd. (the “Company”), which comprise the balance sheets as at December 31, 2017 and December 31, 2016, statements of profit (loss) and comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information, and our audit report dated March 13, 2018 on the effectiveness of internal control over financial reporting, which are incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Chartered Professional Accountants

June 22, 2018
Calgary, Canada